VBL THERAPEUTICS AND NANOCARRIER CO., LTD SIGN EXCLUSIVE AGREEMENT FOR VB-111 IN JAPAN

Agreement includes $15 million up front, potential milestones payments of more than $100 million, as well as tiered high-teen royalties

NanoCarrier receives exclusive rights to VB-111 in Japan, VBLT retains rights in rest of world

TEL AVIV, Israel, November 6, 2017 — VBL Therapeutics (Nasdaq: VBLT), a clinical-stage biotechnology company focused on the discovery, development and commercialization of first-in-class treatments for cancer, today announces an exclusive license agreement with NanoCarrier Co., Ltd. (TSE Mothers: 4571) for the development, commercialization, and supply of ofranergene obadenovec (“VB-111”) in Japan. VBL Therapeutics (VBLT) retains rights to VB-111 in the rest of the world.

“Japan is potentially a large market opportunity for VBLT, and this agreement provides us with access into this important market as we continue to prepare for commercialization of VB-111 in recurrent glioblastoma (rGBM), and in other indications,” said Dror Harats, M.D., chief executive officer of VBL Therapeutics. “We see this agreement with NanoCarrier as providing further validation of the potential of VB-111 and we look forward to working together to bring this important anticancer therapy to patients and health care professionals in Japan.”

“We are continually looking for new opportunities in the treatment of cancer, and VB-111 is an innovative gene therapy which, if approved, could have significant market potential in Japan,” said Ichiro Nakatomi, Ph.D., President and Chief Executive Officer of NanoCarrier. “VB-111 is a perfect fit for our portfolio of cancer drug candidates.”

Under terms of the agreement, VBLT has granted NanoCarrier an exclusive license to develop and commercialize VB-111 in Japan for all indications, VBLT will supply NanoCarrier with VB-111, and NanoCarrier will be responsible for all regulatory and other clinical activities necessary for commercialization in Japan. In exchange, VBLT receives an up-front payment of $15 million, and is entitled to receive greater than $100 million in development and commercial milestone payments. VBLT will also receive tiered royalties on net sales in the high-teens. Other terms of the agreement are not being disclosed.

In addition to this agreement, VBL Therapeutics and NanoCarrier intend to explore future collaborations in oncology.

About VB-111 (ofranergene obadenovec)

VB-111, a potential first-in-class anticancer therapeutic candidate, is the Company’s lead product currently being studied in a global Phase 3 pivotal trial for rGBM. VB-111 has demonstrated statistically significant overall survival and a progression-free survival in a Phase 2 trial in patients with rGBM, versus current standard of care. VBL-111 has received orphan drug designation in both the US and Europe, and fast track designation in the US for prolongation of survival in patients with rGBM. In addition, VB-111 successfully demonstrated proof-of-concept and survival benefit in Phase 2 clinical trials in radioiodine-refractory thyroid cancer and recurrent platinum resistant ovarian cancer.

About VBL

Vascular Biogenics Ltd., operating as VBL Therapeutics, is a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, ofranergene obadenovec (VB-111), is a first-in-class biologic agent that uses a dual mechanism to target solid tumors. It utilizes an angiogenesis-specific sensor (VBL’s PPE-1-3x proprietary promoter) to specifically target the tumor vasculature, by induction of cell death in angiogenic endothelial cells in the tumor milieu. Moreover, it is an immune-stimulant that triggers a local anti-tumor immune response, which is accompanied by recruitment of CD8 T-cells and apoptosis of tumor cells. Ofranergene obadenovec is positioned to treat a wide range of solid tumors and is conveniently administered as an IV infusion once every two months. It has been observed to be well-tolerated in >300 cancer patients and we have observed its efficacy signals in an “all comers” Phase 1 trial as well as in three tumor-specific Phase 2 studies. Ofranergene obadenovec is currently being studied in a Phase 3 pivotal trial for rGBM, conducted under an FDA Special Protocol Assessment (SPA). For more information, refer to: www.vblrx.com.

About NanoCarrier Co., Ltd.

NanoCarrier’s key business objective is to deliver new pharmaceuticals primarily in the area of cancer to society through our pioneer work of micellar nanoparticle technology as core technology developed based on nanotechnology, which originates in Japan. NanoCarrier is strongly committed to research and development through which we strive to develop cutting-edge pharmaceuticals to meet the needs of many patients suffering from cancer. Conventional anticancer agents show similar cytotoxic effects on cancerous and normal cells. The administration of these agents generally causes adverse reactions because it is distributed to the entire body, affecting normal cells as well. NanoCarrier’s pharmaceutical products, using the micellar nanoparticle technology, are expected to wide therapeutic window of given such agent to accumulate more in cancerous lesions, thereby reducing drug distribution to normal cells, and reducing the occurrence of adverse reactions. It has been observed by ongoing Phase 1 trough Phase 3 clinical trials. For more information, refer to http://www.nanocarrier.co.jp/en/index.html.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. These forward-looking statements include, but are not limited to, statements regarding the clinical development and commercial potential of ofranergene obadenovec (VB-111) in Japan. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, and the risk that historical clinical trial results may not be predictive of future trial results. In particular, results from our pivotal Phase 3 clinical trial of ofranergene obadenovec (VB-111) in rGBM may not support approval of ofranergene obadenovec for marketing in the United States or in Japan, notwithstanding the positive results seen in prior clinical trials. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the U.S. Securities and Exchange Commission, including in our annual report on Form 20-F for the year ended December 31, 2016. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. VBL Therapeutics undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

VBL INVESTOR CONTACT:

Michael Rice

LifeSci Advisors, LLC

mrice@lifesciadvisors.com

(646) 597-6979

VBL MEDIA CONTACT:

Matt Middleman, M.D.

LifeSci Public Relations

matt@lifescipublicrelations.com

(646) 627-8384

NANOCARRIER CONTACT:

Tetsuhito Matsuyama

CFO and Head of CEO’s Office

info@nanocarrier.co.jp